Stellar Biotechnologies Announces Collaboration

with Amaran Biotechnology, Inc.

PORT HUENEME, CA, (December 12, 2013) -- Stellar Biotechnologies, Inc. ("Stellar" or “the Company”) (OTCQB: SBOTF) (TSX-V: KLH), announced today that it has entered into a collaboration agreement with Amaran Biotechnology, Inc., a privately-held Taiwan biopharmaceuticals manufacturer (“Amaran”) to develop and evaluate methods for the manufacture of OBI-822 active immunotherapy using Stellar’s GMP grade Keyhole Limpet Hemocyanin (“KLH”).

Amaran designs, develops, and manufactures active immunotherapies such as OBI-822, the lead immunotherapy product of OBI Pharma, Inc.  The primary purpose of the alliance is to develop and evaluate methods for the manufacture of the OBI-822 active immunotherapy using Stellar’s GMP grade KLH.

OBI-822 is a new generation of active immunotherapy combining Globo-H, a carbohydrate antigen frequently expressed by cancer cells, together with KLH as the immune-stimulating carrier molecule.  An active immunotherapy uses a patient’s own immune system to recognize and mount an attack against the targeted tumor cells.  OBI-822 is currently being evaluated for the treatment of metastatic breast cancer in International Phase 2/3 clinical trials* in the United States, Taiwan, South Korea, India and Hong Kong.  It is also being evaluated for the treatment of ovarian cancer in an investigator-initiated Phase 1/2 clinical trial in Taiwan.

* OBI-822 is in Phase III in Taiwan and Phase II in the U.S., South Korea, India and Hong Kong

“This is an important, multinational clinical project and Stellar is very pleased to collaborate with Amaran on the manufacture of Immunotherapies such as OBI-822” said Frank Oakes, President and CEO of Stellar Biotechnologies, Inc. “This is an excellent example of Stellar KLH™ technology serving as a platform for partnerships with long-term product development and commercial potential.”

Catherine Brisson, Ph.D., Chief Operating Officer for Stellar said, “KLH is a key active ingredient in immunotherapy drugs.  Our goal is to ensure that partners such as Amaran have future supply of the highest-quality KLH to meet the specifications of each particular immunotherapy drug.”

“We are pleased to have Stellar Biotechnologies’ key technical advances in KLH applied to this important cancer active immunotherapy program,” said Tessie Che, General Manager and Chair of Amaran’s Board of Directors.  “We look forward to working closely with the Stellar team on this development project.”

Under the terms of the agreement, Stellar will be responsible for the production and delivery of GMP grade KLH for evaluation as a carrier molecule in OBI-822 immunotherapy.  Stellar will also be responsible for method development, product formulation, and process qualification for certain KLH reference standards.  Amaran will be responsible for development objectives and product specifications.

The agreement provides for Amaran to pay to Stellar fees for certain expenses and costs associated with the development program.  Subject to certain conditions and timing, the collaboration also provides for the companies to negotiate a commercial supply agreement for Stellar KLH™ in the future.

About Amaran Biotechnology, Inc.

Amaran Biotechnology, Inc. is a privately-held Taiwan biopharmaceuticals manufacturer.  Amaran is engaged in the business of designing, developing and manufacturing pharmaceuticals and biotechnology products, including KLH-conjugated active immunotherapies such as OBI-822, the lead immunotherapy product of OBI Pharma, Inc.  OBI-822 is a Globo-H-KLH conjugate active immunotherapy under Phase 2/3 clinical evaluation for the treatment of metastatic breast cancer.

About Stellar Biotechnologies, Inc.

Stellar Biotechnologies, Inc. (TSX-V: KLH) (US OTCQB: SBOTF) is the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH), an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets. KLH is both an active pharmaceutical ingredient (API) in many new immunotherapies (targeting cancer, infectious diseases, and immune disorders) as well as a finished product for measuring immune status. Stellar Biotechnologies is unique in its proprietary methods, facilities, and KLH technology.  We are committed to meeting the growing demand for commercial-scale supplies of GMP grade KLH, ensuring environmentally sound KLH production, and developing KLH-based active immunotherapies.

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Contacts:

Frank Oakes

President and CEO
Phone +1 (805) 488-2800

investorrelations@stellarbiotech.com

Mark McPartland

Vice President of Corporate Development and Communications

Phone: +1 (805) 488-2800

markmcp@stellarbiotech.com
www.stellarbiotech.com

Forward Looking Statements

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein. This news release does not constitute an offer to sell, or a solicitation of an offer to buy any of the Company's securities set out herein in the United States, or to, or for the benefit or account of, a U.S. Person or person in the United States. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of these releases.